Exhibit 99.5

Summary of Guaranty Contract of Maximum Amount (the “Contract”) Entered into by and between Shenzhen BAK Battery Co., Ltd (the “Guarantor”) and Tianjin Branch, Bank of Dalian (the “Creditor”) on July 2, 2012

Main contents:

  Guaranty Contract number: DLL Jin201207020003;
  Shenzhen BAK Battery Co., Ltd undertakes to assume joint and several liabilities for Tianjin BAK New Energy Research Institute Co., Ltd. (the “Obligor”)’s indebtedness towards Bank of Dalian from July 2, 2012 to July 2, 2013, and the maximum amount secured is RMB 20 million.
  Guaranty Responsibility: The guaranty under this Contract shall be guaranty with joint and several liabilities. The guarantor is obligated to pay off the debt in the event the obligor is unable to pay off the debt (including the creditor declares the debt becomes mature in advance to its original expiry date due to default of the obligor or the guarantor).
  Scope of Guaranty: The guaranty shall cover all of the loan principal, interest, penalty interest, breach of contract compensation, damages, undertaking fee and all the expenses such as litigation cost, lawyer’s fee, notification cost and public notice cost etc. which is incurred to the Creditor in realizing its creditor’s right.
  Guaranty period: The guaranty period is from the effective date of this Contract to two years after the expiry of the term of the loan agreement entered into under the Contract.

Headlines of the articles omitted:

  Payment on demand
  Declaration and guaranty
  Remedies for breach of contract
  Right reserved
  Modification, amendment and termination of the Contract
  Disputation settlement
  Attachment
  Other agreements
  Validity